SEC Mail Processing Section

FEB 27 2012

Washington DC
125

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

12013964

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66969

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Miller Capital Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4900 N. Scottsdale Road, Suite 3800
(No. and Street)

Scottsdale (City) AZ (State) 85251 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Semple, Marchal + Cooper LLP
(Name – *if individual, state last, first, middle name*)

2700 N. Central Ave, 9th Floor, Phoenix, AZ 85004
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2012
REGISTRATIONS BRANCH
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christian M. Wofford, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Miller Capital Markets, LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KRISTI N. BERRY
Notary Public, State of Arizona
Maricopa County
My Commission Expires
November 30, 2013

Signature

President + CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INVESTMENT BANKERS

Miller Capital Markets, LLC

Member FINRA

February 24, 2012

To Whom It May Concern:

Pursuant to Rule 17a-5 Section §240.17a-5(e)(3) the Statement of Financial Condition for Miller Capital Markets, LLC as of year ended December 31, 2011 is hereby submitted separately from the financial statement in its entirety to comply with Section §240.17a-5(e)(3) that allows the balance of the annual audited financial statement to be deemed confidential, except as required to be available for official use as detailed in Section §240.17a-5(e)(3).

Christian M. Wolford
President and Chief Executive Officer

Enclosure

MILLER CAPITAL MARKETS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

Cash and cash equivalents	$	20,482
Accounts receivable		24
Property & Equipment, net		1,619
Other assets		1,014
Total Assets	$	23,139

LIABILITIES AND MEMBERS' EQUITY

Accounts payable	$	406
Payroll taxes		94
Total Liabilities		500
Members' equity:		
Capital contributions		170,000
Net loss		(60,604)
Retained earnings <Deficit>		(86,757)
Total Members' Equity		22,639
Total Liabilities and Members' Equity	$	23,139

The Accompanying Notes are an Integral Part
of the Financial Statements

MILLER CAPITAL MARKETS, LLC
NOTES TO FINANCIAL STATEMENTS

Note 1
Summary of Significant Accounting Policies, Use of Estimates and Nature of Operations

Operations

Miller Capital Markets, LLC (the "Company") is a limited liability company formed under the laws of the State of Arizona in 2005. Miller Investments, Inc., an Arizona corporation, is the managing member of the Company with a 99% ownership interest. The Company is registered with the Securities and Exchange Commission (SEC) as a broker-dealer in securities pursuant to Section 15(b) under the Securities Exchange Act of 1934. The Company is a licensed broker-dealer in nine states that include Arizona, California, Florida, New Jersey, New Mexico, Nevada, New York, Ohio and Texas and is a member of the Financial Industry Regulatory Authority (FINRA).

The principal business activity of the Company is to provide investment banking and corporate finance services to domestic companies and to act as a placement agent in the private placement of corporate securities in offerings exempt from registration under the Securities Act of 1933, as amended (the Act). Placements of such securities will only be offered to accredited investors in accordance with the rules and the provision of Regulation D of the Act. The Company neither trades nor holds cash or securities on behalf of clients. The Company is therefore exempt from the requirements of the SEC's Rule 15c3-3 pertaining to the possession or control of customer-owned assets and cash reserve requirements pursuant to Section (k)(2)(ii) of this rule.

Basis of Presentation

These statements have been prepared in accordance with established standards for securities broker-dealers and accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include, but are not limited to, the accounting for the allowance for doubtful accounts.

Cash and Cash Equivalents

Cash and cash equivalents are considered to be all highly liquid investments purchased with an initial maturity of three (3) months or less. The Company holds a certificate of deposit that has a nine month term. However, there is no penalty for early conversion. As such, the investment is considered a cash equivalent.

Note 1
Summary of Significant Accounting Policies, Use of Estimates and Nature of Operations (Continued)

Revenue Recognition

The Company recognizes revenue for investment banking and merger and acquisition transactions at the time of the closing of a transaction, when the fees have been earned and collection is reasonably assured. For specific service related agreements the Company recognizes revenue either once the services are rendered, on very short term contracts, or ratably over the term of the service agreement, whichever applies. Interest income for time deposits is recognized as revenue at the end of each month.

Income Taxes

No provision for income taxes has been made as the Company is a limited liability company that has elected to be treated as a partnership. As such, it is a "flow through" entity which is not subject to federal or state income taxes. All income or loss flows through to the individual members who report the income or loss on their respective tax returns.

Accounts Receivable

The Company follows the allowance method of recognizing uncollectible accounts receivable. The allowance method recognizes bad debt expense based on a review of the individual accounts outstanding and the Company's prior history of uncollectible accounts receivable. As of December 31, 2011, the Company had no allowance for uncollectible accounts receivable as management believes that the entire balance is fully collectible. During the year ended December 31, 2011, the Company did not have any accounts written off. MCM currently does not record finance charges on delinquent accounts receivables.

Note 2
Related Party Transactions

Miller Capital Markets, LLC (MCM) is an affiliate of The Miller Group, which is comprised of these related entities: Miller Capital Corporation (MCC), Miller Investments, Inc. and Miller Management Corporation. Other than new capital contributions, there were no related party transactions in 2011 and no amount is owed to or from any related entities at December 31, 2011.

Note 3
Net Capital Requirements

The Company is subject to the Uniform Net Capital requirements of the SEC under Rule 15c3-1. The SEC requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2011, the Company had net capital of $19,974, which was $14,974 in excess of the amount required to be maintained at that date.

Note 4
Significant Concentrations

The Company is dependent on its managing member, Miller Investments, Inc., for new capital in the event the Company's minimum net capital requirement is not supported through operating income.

The Company maintains its cash and certificate of deposit balances at a major financial institution, which at times may exceed federally insured limits. At December 31, 2011, the Company did not have any uninsured cash.

Note 5
Statement of Cash Flows

The Company paid no interest or federal or state income tax during the year ended December 31, 2011.

Note 6
Certificate of Deposit

At December 31, 2011 the Company had one certificate of deposit in the approximate amount of $6,760. This certificate of deposit was originally opened on June 25, 2008 and was subsequently renewed on April 1, 2009, December 28, 2009, October 3, 2010, and most recently on July 4, 2011. The fourth renewal has a stated term of nine months, with a maturity date of March 25, 2012, and an interest rate of 0.30% with no early withdrawal penalty.

Note 7
Lease Agreement

Beginning January 1, 2011, MCM executed a lease agreement for 234 square feet of office space at 4900 N. Scottsdale Road, Suite 3800, Scottsdale, AZ 85251. The initial lease rate was $36.00 per square foot through July 31, 2011. Beginning August 1, 2011, the lease rate increased to $37.00 per square foot and this rate shall remain in effect until the lease expires on July 24, 2013. Rent is due and payable on the first day of each month. The minimum rent payment due each month through the duration of the lease is $722 ($569 pro-rata amount for July 2013). The total rent paid in 2011 and future minimum amounts due in 2012 and 2013 are as follows:

2011 = $8,189
2012 = $8,664
2013 = $4,901

Note 8
Fixed Assets

In May 2011, MCM purchased a new computer server from Granite Computer Solutions for $2,024. MCM is depreciating the server over five (5) years, $405 each year. As of December 31, 2011, MCM reflects a $1,619 net balance for the server on its balance sheet. Depreciation expense for 2011 equaled $405, bringing total Accumulated Depreciation to $1,343. Property and equipment consisted of the following at December 31, 2011:

Office Equipment	$	2,962
Accumulated Depreciation		(1,343)
	$	1,619

Note 9
Subsequent Events

The Company has evaluated subsequent events through February 15, 2012, which is the date the financial statements were available to be issued.